

Mail Stop 3233

August 28, 2015

Via Email
Chad L. Williams
Chief Executive Officer
QTS Realty Trust, Inc.
12851 Foster Street
Overland Park, KS 66213

> **Re:** **QTS Realty Trust, Inc.**
> **Form 10-K for the year ended December 31, 2014**
> **Filed February 23, 2015**
> **File No. 001-36109**
>
> **Form 8-K/A**
> **Filed June 5, 2015**
> **File No. 001-36109**
>
> **Form 10-Q for the quarterly period ended June 30, 2015**
> **Filed August 7, 2015**
> **File No. 001-36109**

Dear Mr. Williams:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

1.	We note that over half of your NRSF is currently in the redevelopment pipeline. Please expand your discussion in future filings to disclose the portion of this space, if any, for which leases have already been executed and if your rentable space is typically built out to customer specifications or for general use.

Item 8. Financial Statement and Supplementary Data

Note 12. Earnings per share of QTS Realty Trust, Inc., page F-28

2.   We note that your basic EPS calculation discloses net income per share *available to common shareholders*. Please label accordingly in future filings. We also note that you have presented diluted EPS on an aggregate basis, inclusive of noncontrolling interests in the partnership. Tell us why you believe it is appropriate to present basic EPS per common shareholder and diluted EPS inclusive of noncontrolling interests. Also disclose the number of potentially dilutive securities, if any, that were not included in the calculation because their effect was antidilutive for the periods presented. Refer to ASC 260-10-50-1.

Note 16. Quarterly Financial Information (unaudited), page F-30

3.   Please tell us why the net income per share attributable to common shares – diluted is equal to the net income per share attributable to common shares – basic. Your disclosure on page F-28 indicates that there is a significant amount of dilutive shares outstanding.

Form 8-K/A filed June 5, 2015

Exhibit 99.3

4.   We note that your pro forma financial statements include adjustments for the acquisition of the Princeton, NJ facility, the issuance of $300 million of senior unsecured notes, the issuance of $165 million Class A common stock, the acquisition of the Chicago, IL facility and the modification of the unsecured credit facility and the credit facility secured by the Richmond Property resulting in decreased interest rates on both. Please tell us whether these events are related to your Carpathia acquisition. To the extent that these events are not related to your Carpathia acquisition, please tell us why you included these adjustments within the pro forma financial statements in your Form 8-K.

Form 10-Q for the quarterly period ended June 30, 2015

Note 3 – Acquisitions

Carpathia Acquisition, page 19

5.   We note that your allocation on page 20 is based upon a purchase price of $295 million inclusive of $44 million of assumed capital lease liabilities. We further note in your Form 8-K filed on June 2, 2015 that the $326 million purchase price disclosed on page 19

includes the assumption of capital lease liabilities which would appear to result in a $282 million purchase price. Please provide additional details regarding your basis for the $295 million purchase price.

6.   We note that the pro forma financial information on page 20 includes adjustments for the acquisition of the Princeton, NJ facility, the issuance of $300 million of senior unsecured notes, the issuance of $387 million Class A common stock, the acquisition of the Chicago, IL facility and the modification of the unsecured credit facility and the credit facility secured by the Richmond Property resulting in decreased interest rates on both. Please tell us whether these events are related to your Carpathia acquisition. To the extent that these events are not related to your Carpathia acquisition, please tell us your basis in GAAP for including adjustments within your pro forma financial information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate and
Commodities